UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number 001-05083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FURMANITE CORPORATION 401(k)

SAVINGS INVESTMENT PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

FURMANITE CORPORATION

10370 Richmond Avenue

Suite 600

Houston, Texas 77042

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

Furmanite Corporation 401(k) Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Furmanite Corporation 401(k) Savings Investment Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Dallas, Texas

June 27, 2012

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets:
Investments, at fair value	$38,531,203	$38,927,683
Cash	17,453	64,395
Receivables:
Participant contributions receivable	9,725	14,909
Sponsor contributions receivable	88,419	86,657
Notes receivable from participants	1,131,351	1,026,923
Other receivables	59,677	73,037

Total receivables	1,289,172	1,201,526

Total assets	39,837,828	40,193,604

Liabilities:
Accounts payable	17,481	6,505

Total liabilities	17,481	6,505

Net assets reflecting investments at fair value	39,820,347	40,187,099

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(219,056)	(177,383)

Net assets available for benefits	$39,601,291	$40,009,716

The accompanying notes are an integral part of these financial statements.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions to (deductions from) net assets attributable to:
Investment income (loss):
Net realized and unrealized depreciation in fair value of assets	$(1,597,013)
Dividend income	612,336

Net investment loss	(984,677)

Interest income on notes receivable from participants	58,889

Contributions:
Participants	2,797,777
Sponsor	1,730,524
Rollovers	150,296

Total contributions	4,678,597

Total additions	3,752,809

Distributions and withdrawals	(4,153,078)
Fees and expenses	(8,156)

Total deductions	(4,161,234)

Net decrease in net assets	(408,425)

Net assets available for benefits

Beginning of year	40,009,716

End of year	$39,601,291

The accompanying notes are an integral part of this financial statement.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

1. Plan Description

The following description of the Furmanite Corporation 401(k) Savings Investment Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan for eligible employees of Furmanite Corporation (“Sponsor,” or the “Company”) and its wholly-owned domestic subsidiaries (collectively, the “Companies”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on April 1, 1991.

Administration

During the years ended December 31, 2011 and 2010, The Charles Schwab Trust Company served as trustee (the “Trustee”), and Schwab Retirement Plan Services Company served as recordkeeper (the “Recordkeeper”) while the 401(k) Committee of the Company served as the Plan’s administrator (the “Plan Administrator”). The majority of administrative and trust expenses of the Plan are paid by the Company.

Participation

Employees are eligible to participate in the Plan for participant, catch-up and rollover contribution purposes on the first day of the next month following the date on which the participant completes one hour of employment. Employees are eligible to participate in the Plan for employer matching and supplemental contribution purposes on the first day of the calendar quarter that coincides with or follows the date on which the employee has completed one year of eligibility service. One year of eligibility service is defined by the Plan as a 12-month period commencing on an otherwise eligible employee’s date of employment or any subsequent plan year during which the employee has completed 1,000 or more hours of service with the Companies. If an otherwise eligible employee does not complete 1,000 or more hours of service with the Companies in the employee’s first 12 months of employment, the employee will become eligible to participate in the first plan year in which the employee completes 1,000 or more hours of service with the Companies, including the plan year that begins during the employee’s initial 12 month period of employment. Employees who work outside of the United States, leased employees, independent contractors, employees covered under a collective bargaining agreement which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation in the Plan.

Contributions

The Plan permits all eligible employees of the Companies to contribute 2% to 20% of their base compensation, on a pre-tax basis, into participant accounts. Participant contributions and catch up contributions for participants over age 50 are limited by the Internal Revenue Service (“IRS”). The maximum amount a participant could contribute under this limitation is $16,500 for the years ended December 31, 2011 and 2010. The maximum amount of catch-up contributions a participant can contribute is $5,500 for the years ended December 31, 2011 and 2010. Other IRS restrictions include limiting annual contributions of any kind to the lesser of 100% of compensation or $49,000 for 2011 and 2010, and limiting the amount of compensation that can be taken into account when determining participant and the Companies contributions to $245,000 for 2011 and 2010. In addition to participant and catch-up contributions, participants may also make rollover contributions from other qualified plans. Employee contributions, together with earnings thereon, are not subject to forfeiture and are held in trust by the Trustee. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers investments in the Company’s common stock, mutual funds and a collective trust fund.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

For the years ended December 31, 2011 and 2010, the Companies matched participant contributions at a rate of 100% of each participant’s contribution up to four percent of base compensation after one year of employment. In addition, effective January 1, 2010, at the Companies’ sole discretion, the Companies may contribute a 100% supplemental matching contribution for any Plan year for all participants who contributed in excess of four percent of their base compensation and who are employed on the last day of the Plan year, but not in excess of a specified percentage to be determined by the Companies. The Plan records the supplemental match in the period in which the match is approved by the Compensation Committee of the Company’s Board of Directors. Subsequent to December 31, 2011 and 2010, the Compensation Committee approved and the Companies made a supplemental match of up to one percent and up to two percent for eligible participants, respectively.

Participants are permitted to direct the Companies’ matching contributions into any investment option under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided for the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions plus earnings thereon. The portion of a participant’s account balance attributable to the Companies’ contributions, together with earnings thereon, is vested 100% over a five-year period at 20% per year.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to the lesser of 50% of the vested portion of their account balance, or $50,000 reduced by the highest loan balance in the preceding twelve months. A loan is collateralized by the participant’s vested account balance and bears interest at the U.S. Treasury Note rate for the commensurate period plus four percent on the day the loan is issued. Principal and interest are paid ratably through payroll deductions and must be repaid within five years, unless the loan is a residential loan, which must be repaid within 10 years. No amount that is pledged as collateral for a Plan loan to a participant will be available for distribution or withdrawal before the participant has fully repaid his loan and, in the event of default on the loan due to failure to comply with the repayment terms of the loan, the loan may be treated as a deemed distribution at the discretion of the Plan Administrator. Interest rates for loans to participants at December 31, 2011 and 2010 ranged from 4.10% to 8.93% and 4.27% to 9.09%, respectively.

Benefit Payments

A participant or beneficiary with a vested account balance less than $1,000 will receive a lump-sum amount equal to the value of the vested portion of their account upon separation from the Companies, death, disability or retirement. Participants with vested account balances greater than $1,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date. As of December 31, 2011 and 2010, there was $50,141 and $115,450, respectively, due to participants who had elected to withdraw from the Plan and requested payment of benefits but had not yet been paid.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Distributions are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds was derived from quoted market prices, as all of these instruments have active markets. The valuation techniques used to measure fair value of collective trust funds are included below.

As described in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“FASB ASC 946”), investment contracts or collective trusts that invest in fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FASB ASC 946, the Statements of Net Assets Available for Benefits present the fair value of the collective trust as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Plan’s interest in the collective trust is valued based on information reported by the Trustee using the audited financial statements of the collective trust at December 31, 2011 and 2010.

Purchases and sales of securities are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants

The notes receivable from participants, secured by vested account balances of borrowing participants, are stated at amortized cost, which represents the unpaid principal balance plus accrued interest.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. During the year ended December 31, 2011, net realized and unrealized depreciation in fair value of assets totaled $1.6 million due to an overall market decline. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions. The amendments include wording changes to U.S. GAAP in order to clarify the FASB’s intent about the application of existing fair value measurements and disclosure requirements, as well as to change a particular principle or existing requirement for measuring fair value or disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04. The amendments are effective, prospectively, for interim and annual reporting periods beginning after December 15, 2011. Early adoption is prohibited. The Plan will adopt the provisions of ASU 2011-04 effective January 1, 2012. The adoption is not expected to have a material effect on the financial statements of the Plan.

3. Fair Value Measurements

Fair value is defined under FASB ASC 820, Fair Value Measurement, as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•

Level 1 — Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

•

Level 2 — Quoted prices for similar assets and liabilities in active markets; quoted prices included for identical or similar assets and liabilities that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. These are typically obtained from readily-available pricing sources for comparable instruments.

•

Level 3 — Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in methodologies used at December 31, 2011 and 2010.

Money market funds: Valued based on redemption values on the last business day of the Plan year.

Common stock: Valued at the closing price on the last business day of the Plan year reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end, as determined by the closing price reported on the active market on which the individual securities are traded. There are no restrictions on the mutual funds.

Collective trust fund: Valued at the net asset value based upon the fair values of the underlying net assets of the trust.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011:

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices in	Significant Other
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Fair Value
Money market funds	$9	$—	$9
Common stock of Sponsor	8,404,541	—	8,404,541
Mutual funds:
Domestic equity	10,029,903	—	10,029,903
Domestic fixed income	4,336,983	—	4,336,983
International	3,719,898	—	3,719,898
Real estate	1,222,961	—	1,222,961
Multi-strategy	3,551,688	—	3,551,688
Collective trust:
Stable value fund	—	7,265,220	7,265,220

Total investments measured at fair value	$31,265,983	$7,265,220	$38,531,203

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010:

	Fair Value Measurements at December 31, 2010
	Using
	Quoted Prices in	Significant Other
	Active Markets for	Observable
	Identical Assets	Inputs
	(Level 1)	(Level 2)	Fair Value
Money market funds	$10	$—	$10
Common stock of Sponsor	9,820,582	—	9,820,582
Mutual funds:
Domestic equity	10,299,053	—	10,299,053
Domestic fixed income	3,432,446	—	3,432,446
International	4,152,196	—	4,152,196
Real estate	1,116,101	—	1,116,101
Multi-strategy	3,731,503	—	3,731,503
Collective trust:
Stable value fund	—	6,375,792	6,375,792

Total investments measured at fair value	$32,551,891	$6,375,792	$38,927,683

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

The Invesco Stable Value Fund includes security-backed investment contracts including synthetic investment contracts (“SICs”), guaranteed investment contracts (“GICs”) and cash-equivalents. The fund is designed to preserve principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers.

SICs are contracts composed of underlying assets and a wrapper contract issued by a responsible third party. The issuer of the wrapper contract provides for withdrawals at contract value for any normal benefit responsive requirements.

The key factors that influence future interest crediting rates (the rate earned by participants based on the underlying investments) for a wrapper contract include:

•	The level of market interest rates

•	The amount and timing of participant contributions, transfers and withdrawals into or out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying fixed income investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio. Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. The gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value.” If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the plan, a material adverse change to the provisions of the plan, or the employer elects to withdraw from a wrapper contract. The Plan Administrator is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan’s ability to transact at contract value with participants.

The investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the investment contracts to be sold at a fair price and may substantially delay the sale of these contracts. The average annualized yield of the Invesco Stable Value Fund for 2011 and 2010 is as follows:

Average Yields	2011	2010
Based on actual earnings	1.23%	2.39%
Based on interest rate credited to participants	1.99%	3.26%

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

4. Investments

The following fair value of investments as of December 31, 2011 and 2010 represent five percent or more of the Plan’s net assets available for benefits:

	2011	2010
Furmanite Corporation Common Stock	$8,404,541	$9,820,582
Invesco Stable Value Fund [1]	7,265,220	6,375,792
PIMCO Total Return Administrative Class Shares	4,336,983	3,432,446
Invesco Van Kampen Growth and Income Fund	3,551,688	3,731,503
American Funds Growth Fund of America Class A	2,862,969	2,719,176
DWS Equity 500 Index Fund	2,729,334	2,887,828
Thornburg International Value Fund	2,605,001	2,918,627

[1]	Contract value was $7,046,164 and $6,198,409 at December 31, 2011 and 2010, respectively.

Realized and unrealized net gains (losses) on the Plan’s investments for the year ended December 31, 2011 were as follows:

Common stock	$(710,253)
Mutual funds	(886,760)

Net realized and unrealized depreciation in fair value of assets	$(1,597,013)

5. Distributions and Withdrawals

Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order.

6. Forfeitures

At December 31, 2011 and 2010, forfeited non-vested accounts totaled $166,256 and $117,850, respectively, and are included in investments in the Statements of Net Assets Available for Benefits. Amounts forfeited by participants upon withdrawing from the Plan are used to reduce future Company contributions or Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met. In 2011 and 2010, forfeiture amounts of $88,419 and $222,035 were used to reduce Company contributions and Plan expenses, respectively.

7. Party-in-Interest Transactions

Certain Plan investments include shares of common stock of the Company. Therefore, transactions related to these shares qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

8. Tax Status

The IRS has determined and informed the Company by a letter dated July 31, 2007, that the plan is qualified and the trust established under the plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. See Note 12.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits and the net decrease in net assets per the financial statements to the Form 5500:

	Year Ended December 31,
	2011	2010
Net assets available for benefits per the financial statements	$39,601,291	$40,009,716
Amounts allocated to withdrawing participants	(50,141)	(115,450)
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	219,056	177,383

Net assets available for benefits per the Form 5500	$39,770,206	$40,071,649

Year Ended December 31, 2011
Net decrease in net assets per the financial statements	$(408,425)
Amounts allocated to withdrawing participants at December 31, 2010	115,450
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts at December 31, 2010	(177,383)
Amounts allocated to withdrawing participants at December 31, 2011	(50,141)
Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts at December 31, 2011	219,056

Net decrease in net assets per the Form 5500	$(301,443)

As discussed in Note 1, amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits but had not yet been paid at year end are included in the Form 5500; however the amounts are not included in the financial statements. As discussed in Note 2, the Plan invests in a fully benefit-responsive collective trust fund. For financial reporting purposes, the net assets of the Plan included in this collective trust are recorded at contract value while the Form 5500 is presented at fair value.

10. Plan Termination

While there is no intention to do so, the Company reserves the right to terminate the Plan. In the event of termination of the Plan, the participants will become fully vested in their Employer contribution balances, and the net assets of the Plan will be distributed to the participants of the Plan in accordance with the provisions of ERISA.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Notes to Financial Statements

December 31, 2011

11. Prohibited Transactions

The United States Department of Labor (“DOL”) considers late participant contributions to be prohibited transactions. The employer is required to remit participant contributions to the Plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld. Therefore, any amount remitted after such number of days is considered late. There were no late participant contributions or other prohibited transactions during the year ended December 31, 2011. It was determined that during the year ended December 31, 2010, the Plan Sponsor inadvertently failed to make deposits of approximately $285,220 of participant contributions within the timeframe required (although the majority of such deposits were made within fifteen business days after the end of the month in which the contributions were withheld). During 2010, participant accounts were credited with the amount of investment income for prior earnings that would have been earned had the participant contributions been remitted within the required DOL timeframe.

12. Subsequent Events

Effective February 1, 2012, the Plan was amended and restated and an updated determination letter from the IRS has been requested. The amendment and restatement incorporates previous amendments to the Plan document and clarifies some language within the document. The Plan Administrator and Plan’s tax counsel believe that the amendment and restatement has not affected the Plan’s qualified status and the related trust’s tax-exempt status. The Companies’ determination letter application is currently under review by the IRS.

FURMANITE CORPORATION 401(k) SAVINGS INVESTMENT PLAN

Schedule H, Part IV Line 4i – Schedule of Assets (Held at End of Year)

EIN: 74-1191271

Plan Number: 009

December 31, 2011

		c
	b	Description of Investments Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	e
a	Lessor or Similar Party	Par or Maturity Value	Current Value
	Mutual funds:
	Invesco A I M Distributors, Inc.	Invesco Van Kampen Growth and Income Fund	$3,551,688
	Allianz Global Investors Distributors LLC	PIMCO Total Return Administrative Class Shares	4,336,983
	American Funds Distributors, Inc.	American Funds Growth Fund of America Class A	2,862,969
	Thornburg Securities Corporation	Thornburg International Value Fund	2,605,001
	DWS Investments Distributors, Inc.	DWS Equity 500 Index Fund	2,729,334
	Columbia Management Distributors, Inc.	Columbia Small Cap Value Fund II	1,699,705
	American Funds Distributors, Inc.	Capital World Growth and Income Fund	1,467,695
	Invesco A I M Distributors, Inc.	AIM International Small Company Fund	1,114,897
	Sentinel Group Funds, Inc.	Sentinel Small Company	1,270,200
	VP Distributors, Inc.	Virtus Real Estate Securities Fund Class I	1,222,961

	Total mutual funds		22,861,433

	Money market fund:
	Federated Securities Corporation	Federated Capital Reserves Fund	9

	Common stock:
*	Furmanite Corporation	Furmanite Corporation Common Stock	8,404,541

	Collective trust fund:
	Invesco National Trust Company	Invesco Stable Value Fund	7,265,220

	Total investments		$38,531,203

*	Notes receivable from participants	Interest rates of 4.10% to 8.93%	$1,131,351

		(Maturity dates vary through April 2018)
	Column (d) is not applicable as all investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Furmanite Corporation 401(k) Savings Investment Plan

	By:	Furmanite Corporation, Plan Sponsor

Date: June 27, 2012	By:	/s/ ROBERT S. MUFF
Robert S. Muff Chief Accounting Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Furmanite Corporation 401(k) Savings Investment Plan (Amendment and Restatement Effective February 1, 2012).
23.1	Consent of Independent Registered Public Accounting Firm.